Universal Media Holdings, Inc.
68A Lamar Steet
North Babylon, New York 11704
(631) 491-5200




                                                                December 4, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Universal Media Holdings, Inc.
                  File No.:  0-28549
                  Registration No.  333-65104

Dear Sirs:

         Please take this correspondence as the formal request of Universal Media Holdings, Inc., to withdraw the previously filed Registration Statement on Form SB-2. The Registration Statement was filed on July 13, 2001. The request is being made as the Company has determined that the offering should not proceed at this time. Please be advised that no securities were sold as a result of this filing.

         Please feel free to contact Counsel for the Company, Michael S. Krome, P.C. at (631) 737-8381, if you have any further questions.

         Thank you very much.

                                                         Very truly yours,

                                                         /s/ Kenneth C. Parsteck
                                                         -----------------------
                                                         Kenneth C. Parsteck
                                                         President